Foxby Corp.
                            Global Income Fund, Inc.
                               11 Hanover Square
                               New York, NY 10005

August 24, 2007

Larry  L. Greene, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549



Re: Comments on Preliminary Proxy Statements of Global Income Fund, Inc. (SEC File Nos. 333-111045 and 811-08025) and Foxby Corp. (SEC File Nos. 333-74407 and 811-09261) filed on July 20, 2007

Dear Mr. Greene:

         On behalf of Global Income Fund, Inc. ("Global") and Foxby Corp. (each a "Registrant" and together, the "Registrants"), set forth below are the comments that you provided by telephone on July 26, 2007 to Yoon Choo of Kirkpatrick & Lockhart Preston Gates Ellis LLP concerning the above-referenced preliminary proxy statements (each a "Proxy Statement" and together, the "Proxy Statements"). Your comment relating to the reconciliation of Section 18(i) of the Investment Company Act of 1940, as amended (the "1940 Act") and the Maryland Control Share Acquisition Act was addressed in our letter dated August 2, 2007. Your comments are set forth in italics and are followed by the Registrants' responses. Defined terms used but not defined herein have the meanings ascribed to them in the Proxy Statements.

1. COMMENT: FOR TEXT THAT APPEARS AS "ALL CAPS" IN THE PROXY STATEMENTS ANOTHER MEANS SHOULD USE BE USED TO HIGHLIGHT THEIR IMPORTANCE.

         Response: Certain text appears as "ALL CAPS" in the Proxy Statements as filed with the Securities and Exchange Commission ("SEC") because the ASCII program used to prepare the filing cannot otherwise denote bold or italicized text. The print versions of the definitive proxy statements that will be mailed to shareholders will utilize bold and/or italics to set off such language.

2. COMMENT: UNDER "VOTE REQUIRED" ON PAGE 2 OF EACH PROXY STATEMENT, PLEASE EXPLAIN THE SIGNIFICANCE OF A PLURALITY VOTING STANDARD IN THE ELECTION OF THE NOMINEE.

         Response: As requested, a statement has been inserted explaining the plurality voting standard. Please see page 2 of each definitive proxy statement.

3. COMMENT: THE FOLLOWING STATEMENT APPEARS IN THE LAST PARAGRAPH UNDER THE HEADING "THE PROPOSED AGREEMENT" OF EACH PROXY STATEMENT: "[T]HE INVESTMENT MANAGER MAY ALSO ALLOCATE PORTFOLIO TRANSACTIONS TO BROKER/DEALERS THAT REMIT A PORTION OF THEIR COMMISSIONS AS A CREDIT AGAINST FUND EXPENSES." PLEASE EXPLAIN SUPPLEMENTALLY WHO IS REMITTING THESE COMMISSIONS AND WHAT PORTION OF THESE COMMISSIONS IS BEING REMITTED AS A CREDIT AGAINST FUND EXPENSES.

         Response: Each Registrant may enter into commission recapture programs, which enable it to pay some of its operational expenses by recouping a portion of the commissions it pays to a broker/dealer that is not a related party of the Registrant. Any such arrangement would benefit the Registrant and not the Registrant's service providers. The Registrants do not currently have any such arrangements in place but may enter into such programs in the future.

4. COMMENT: THE FOLLOWING STATEMENT APPEARS IN THE LAST PARAGRAPH UNDER THE HEADING "THE PROPOSED AGREEMENT" OF EACH PROXY STATEMENT: "[T]O THE EXTENT ANY SUCH BROKERAGE OR RESEARCH SERVICES MAY BE DEEMED TO BE ADDITIONAL COMPENSATION TO THE INVESTMENT MANAGER FROM THE FUND, IT IS AUTHORIZED BY THE PROPOSED AGREEMENT." PLEASE EXPLAIN SUPPLEMENTALLY THE LEGAL BASIS FOR TAKING THIS POSITION. IF YOU ARE AWARE OF ANY PRECEDENT FOR THIS POLICY, PLEASE LET US KNOW.

         Response: This disclosure is intended simply to reflect the fact that research received by the Investment Manager through soft dollar arrangements could benefit the Investment Manager and thus could be characterized as additional compensation to the Investment Manager. Such soft dollar arrangements are entered into in accordance with Section 28(e) of the Securities Exchange Act of 1934, as amended.

5. COMMENT: UNDER THE HEADING "DIFFERENCES BETWEEN THE CURRENT AND PROPOSED AGREEMENTS" OF EACH PROXY STATEMENT, THERE IS A STATEMENT THAT THE PROPOSED AGREEMENT CONTAINS A CONFIDENTIALITY CLAUSE. PLEASE EXPLAIN SUPPLEMENTALLY WHO IS BOUND BY THE CONFIDENTIALITY CLAUSE AND THE SCOPE OF THE CONFIDENTIALITY PROVISION.

         Response: Section 5 of each Proposed Agreement provides that "[t]he Investment Manager shall keep confidential any information obtained in connection with its duties" under the agreement. Such confidentiality would apply under all circumstances except where the Registrant has authorized or directed certain disclosure or if such disclosure is expressly required or lawfully requested by applicable federal or state regulatory authorities.

6. COMMENT: UNDER THE HEADING "DIFFERENCES BETWEEN THE CURRENT AND PROPOSED AGREEMENTS" OF EACH PROXY STATEMENT, THERE IS A STATEMENT THAT UNDER EACH PROPOSED AGREEMENT "[T]HE INVESTMENT MANAGER SHALL NOT BE LIABLE FOR DELAYS OR ERRORS OCCURRING BY REASON OF CIRCUMSTANCES BEYOND ITS CONTROL." PLEASE EXPLAIN SUPPLEMENTALLY WHAT TYPES OF DELAYS OR ERRORS ARE CONTEMPLATED BY THIS CLAUSE AND CONFIRM THAT THE INVESTMENT MANAGER WOULD NONETHELESS BE LIABLE FOR DELAYS AND ERRORS THAT ARE CAUSED BY ACTIONS OF THE INVESTMENT MANAGER THAT WOULD AMOUNT TO DISABLING CONDUCT UNDER SECTION 17(I) OF THE 1940 ACT.

         Response: Section 11 of each Proposed Agreement provides examples of circumstances beyond the Investment Manager's control for which the Investment Manager would not be liable for delays or errors "including but not limited to acts of civil or military authority, national emergencies, work stoppages, fire, flood, catastrophe, acts of god, insurrection, war, riot, or failure of communication or power supply. In the event of equipment breakdowns beyond its control, the Investment Manager shall take reasonable steps to minimize service interruptions but shall have no liability with respect thereto." Irrespective of the foregoing, the Investment Manager would still be liable for losses suffered by a Registrant or its shareholders caused by actions of the Investment Manager that would amount to disabling conduct under Section 17(i) of the 1940 Act.

7. COMMENT: THE FOLLOWING SENTENCE APPEARS UNDER THE HEADING "DIFFERENCES BETWEEN THE CURRENT AND PROPOSED AGREEMENTS" OF EACH PROXY STATEMENT:
          "[T]HE PROPOSED AGREEMENT CONTAINS A CONFIDENTIALITY CLAUSE AND PROVIDES FOR REIMBURSEMENT OF EXPENSES, INCLUDING THE FEES AND EXPENSES OF THE INVESTMENT MANAGER'S LEGAL COUNSEL, BY THE FUND IN CONNECTION WITH DISCLOSURE OF CONFIDENTIAL INFORMATION, EXPRESSLY REQUIRED OR LAWFULLY REQUESTED BY APPLICABLE FEDERAL OR STATE REGULATORY AUTHORITIES OR OTHERWISE." THAT STATEMENT IS FOLLOWED BY A STATEMENT THAT "[T]HE CURRENT AGREEMENT DOES NOT CONTAIN A SIMILAR PROVISION." PLEASE CLARIFY WHETHER THE STATEMENT REFERS ONLY TO THE IMMEDIATELY PRECEDING CLAUSE (REGARDING REIMBURSEMENT OF THE INVESTMENT MANAGER FOR EXPENSES INCURRED IN CONNECTION WITH DISCLOSURE OF CONFIDENTIAL INFORMATION TO FEDERAL OR STATE REGULATORY AUTHORITIES) OR THE ENTIRE SENTENCE PRECEDING SUCH STATEMENT IN THE PARAGRAPH.

         Response: The definitive proxy statements have been revised to clarify that reference is being made to the entire sentence. Please see page 4 of each definitive proxy statement.

8. COMMENT: UNDER THE HEADING "DIFFERENCES BETWEEN THE CURRENT AND PROPOSED AGREEMENTS" OF GLOBAL'S PROXY STATEMENT, YOU STATE THAT THE CURRENT AGREEMENT CONTAINS A PROVISION THAT THE INVESTMENT MANAGER WILL WAIVE ALL OR PART OF ITS FEE OR REIMBURSE THE FUND MONTHLY IF AND TO THE EXTENT THE AGGREGATE OPERATING EXPENSES OF THE FUND EXCEED THE MOST RESTRICTIVE LIMIT IMPOSED BY ANY STATE IN WHICH SHARES OF THE FUND ARE QUALIFIED FOR SALE. YOU ALSO STATE THAT THE PROPOSED AGREEMENT ELIMINATES THIS PROVISION. ARE THERE STATES IN WHICH THE REGISTRANTS' SHARES ARE QUALIFIED FOR SALE THAT CURRENTLY IMPOSE THESE LIMITATIONS? IS SO, PLEASE NOTE THIS FACT IN THE DEFINITIVE PROXY STATEMENTS.

         Response: No state currently imposes an aggregate operating expense limitation that the Registrants are subject to.

9. COMMENT: PLEASE EXPLAIN SUPPLEMENTALLY WHY THE GOVERNING LAW OF THE PROPOSED AGREEMENTS WAS CHANGED FROM NEW YORK TO MARYLAND. A RESPONSE IS NOT REQUIRED IF THERE ARE NO UNUSUAL REASONS FOR THE CHANGE.

         Response: The parties to the Proposed Agreement believe the governing law of the Proposed Agreements should be Maryland because both Registrants are Maryland corporations.

10. COMMENT: IN THE FORM OF PROXY ATTACHED TO EACH PROXY STATEMENT, PLEASE INDICATE ON WHOSE BEHALF THE PROXIES ARE BEING SOLICITED. PLEASE PROVIDE A BRIEF DESCRIPTION OF THE PROPOSED AMENDMENTS TO EACH REGISTRANT'S CHARTER.

         Response: Revisions to the form of proxy have been made to reflect your comments. Please see the revised form of proxy filed with each definitive proxy statement.

         Each Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Proxy Statement and the definitive proxy statement; (2) staff comments or changes to disclosure in response to staff comments in the Proxy Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the definitive proxy statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                      * * *

         Please contact R. Darrell Mounts at (202) 778-9298 or Yoon Choo at
(202) 778-9340 if you have any questions relating to these responses or if you require any further information. Thank you for your attention to this matter.

                                                    Very truly yours,

                                                    /s/Thomas B. Winmill
                                                    ----------------------------
                                                    Thomas B. Winmill
                                                    President

cc:      R. Darrell Mounts